Filed by: Corvis Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 Under the Securities Exchange Act of 1934

Subject Company: Dorsal Networks, Inc.

Exchange Act File No. 0-12751

Corvis Corporation: The Intelligent All-Optical Solution

Institutional Shareholder Services
Rockville, MD
April 5, 2002

corvis

Safe Harbor & Other Important Information

These materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed Dorsál /Corvis merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Corvis and Dorsál's businesses will not be integrated successfully; costs related to the merger; failure of the Corvis stockholders to approve the merger; and other economic, business, competitive and/or regulatory factors affecting Corvis and Dorsál's businesses generally as set forth in Corvis' filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 29, 2001, especially in the Management's Discussion and Analysis section, its most recent Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Corvis and Dorsál are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

We filed a Registration Statement on Form S-4 relating to the proposed merger on Tuesday, February 12, 2002. A Proxy Statement soliciting the votes of Corvis' stockholders relating to the merger was included in the Registration Statement as a prospectus. The Proxy Statement was mailed to stockholders of Corvis on or about April 2, 2002. You should read these documents because they contain important information about the proposed transaction. Corvis, Dorsál, their respective directors, and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information concerning Corvis and Dorsál 's directors and executive officers, including their direct or indirect interests in the proposed transaction arising from their securities holdings, employment agreements and other matters can be found in the documents filed with the SEC. You can obtain the Registration Statement and Proxy Statement/Prospectus, and other documents that are filed with the SEC, for free on the SEC's web site at www.sec.gov. Also, if you write us or call us, we will send you these documents when they are available. You can call us at 443-259-4600, email us at investorinformation@corvis.com, or write to us at: Investor Relations Department, 7063 Gateway Drive, Columbia, Maryland, 21046.

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Corvis & Dorsál Team

- Dr. David Huber
  - Chairman, CEO & President, Corvis Corporation
  - Chairman, Dorsál Networks (Non-Executive)
- James Bannantine
  - Chief Executive Officer, Dorsál Networks
- Lynn Anderson
  - Senior Vice President, Chief Financial Officer and Treasurer, Corvis Corporation
- Andrew G. Backman
  - Director of Investor Relations, Corvis Corporation

Dorsál Acquisition

- January 29, 2002
  - Corvis announced the acquisition of Dorsál Networks
- Transaction Consideration
  - Fixed share exchange
  - Approximately 41 million shares of Corvis
  - Represents approximately 10% of Corvis outstanding shares (post deal)
  - Implied Valuation approximately $46 million as of April 4, 2002
- Subject to shareholder vote
  - Proxies from major shareholders of both companies
  - Vote scheduled for May 10, 2002

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Corvis + Dorsál = Compelling Combination

- Significantly expands Corvis addressable market
  - Accelerates customer win opportunities
  - Cross-selling opportunities
- Seamless terrestrial and undersea network solutions enable global provisioning
  - Undersea market is primed for a new entrant
- Natural extension of Corvis core business
  - Synergies across R&D, marketing, sales and operations
  - Strong management additions
- Accelerates Dorsál's time to market
  - Enhances pending contract opportunities
  - Leverage Corvis' strong balance sheet

Corvis

Primary Investor Issues

- Current Condition of Undersea Market
  - Excess capacity
  - Capital intensive
  - Long-sales cycles
  - Intense competition
- Cross-Ownership and Merger Process
  - Dr. Huber's interest in both companies
  - Dr. Huber's involvement in decision making
- Valuation of Transaction
  - Pre-revenue company with no announced customers
  - Viewed as desperation sale by Dorsál

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Corvis Delivers a Better Solution



To Canada
Seattle
Bismarck
Chicago
To Boston
New York
Denver
Los Angeles
Atlanta
Dallas
Bahamas
Corvis Products
Corvis Optical Network Gateway
Corvis Optical Switch
Fiber Pair Without Amplification
Fiber Pair with Corvis Raman Amplifiers
Corvis Optical Convergence Switch
Corvis CorWave
Corvis Optical Add/Drop Multiplexer
Corvis CorWave
Undersea Optical Cable with no Amplification
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End-to-End Global Network
To Canada
To Asia
Seattle
Bismarck
Chicago
To Boston
New York
To Europe
Denver
Los Angeles
From Asia
Atlanta
From Europe
Dallas
Bahamas
Corvis Products
Corvis Optical Network Gateway
Corvis Optical Switch
Fiber Pair Without Amplification
Fiber Pair with Corvis Raman Amplifiers
Corvis Optical Convergence Switch
Corvis Optical Add/Drop Multiplexer
Undersea Optical Cable with no Amplification
Dorsál Products
Dorsál Landing Site Equipment
Dorsál Undersea Optical Cable
corvis

Dorsál Value Proposition

- Higher system capacity
- Lowest capital cost from first bit forward
- Increased reliability
- Lower operating costs
- Reduced footprint

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Existing Undersea Networking Solutions


Asia
North America
Undersea Zoom-In
Repeater
Repeater
50-80km spacing
Terrestrial Links
Backhaul Links
Cable Landing Station
POP
Hawaii
Cable Landing Station Zoom-In
Service provider point of presence
Cabinet of SONET backhaul equipment
Cabinet of undersea transmission equipment
Floor space for transmission equipment
Cable landing station
Power feed equipment
Power feed line
Optical fiber pair
Fiber optic cable
Optical amplifier (every 50-80km)
Repeater
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Dorsál's Competing Solution



Asia
North America
Undersea Zoom-In
Repeater
Repeater
50-80km spacing
Terrestrial Links
POP

- Reduced terminal equipment
- Reduced footprint
- No terrestrial backhaul equipment
- No regeneration sites
- Shorter cable length
- Reduced capital and operating requirements

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Expands Addressable Market

Corvis and Dorsál's Combined Addressable Market ($B)


$14.4
$8.0
$0.4
$6.0
$12.2
$6.0
$0.8
$5.4
$15.0
$6.2
$1.5
$7.3
$18.1
$7.0
$2.9
$8.2
$22.1
$7.5
$5.7
$8.9
2001
2002
2003
2004
2005
Undersea transport
Source: RHK, December 2001
Core optical switching
Source: IDC, October 2001
Long haul transport
Source: RHK, December 2001

Global Cross-Selling Opportunities

Terrestrial

- Broadwing
- Williams Communications
- EPIK Communications
- SBC
- BellSouth
- COLT
- interoute

Global Carriers

- MCI WorldCom
- Sprint
- france telecom
- Telefónica
- SingTel
- BT
- Qwest
- Cable & Wireless
- AT&T
- 中国中信 China Telecom
- Telstra
- verizon
- REACH
- Deutsche Telekom
- NTT
- Embratel
- Teleglobe
- Telia
- Global Crossing

Undersea

- C2C
- FLAG Telecom
- Axone Telecommunications
- New World Networks
- Southern Cross

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Primary Investor Issues

- Current Condition of Undersea Market
  - Excess capacity
  - Capital intensive
  - Long-sales cycles
  - Intense competition

Conclusion:

Undersea Market Presents Attractive Opportunity

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Primary Investor Issues

- Current Condition of Undersea Market
  - Excess capacity
  - Capital intensive
  - Long-sales cycles
  - Intense competition
- Cross-Ownership and Merger Process
  - Dr. Huber's interest in both companies
  - Dr. Huber's involvement in decision making
- Valuation of Transaction
  - Pre-revenue company with no announced customers
  - Viewed as desperation sale by Dorsál

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Background on Dorsál Networks

- August 2000
  - Optical Capital Group, LLC formed Dorsál
  - Two months after Corvis board of directors determined undersea market was "outside scope of Corvis business"
- October 2000
  - Corvis and Dorsál enter into 5 year technical support agreement
  - Executed a share purchase and call option agreement with Corvis
    - Approved by Corvis Audit Committee
    - Obtained fairness opinion from Houlihan Lokey
- July 2001
  - Dorsál obtains commitments of approximately $43 million
  - Funds operations through end of 2002

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Merger Process

- October 2001
  - Corvis approached by CIBC World Markets
  - Dr. Huber suggests CIBC World Markets speak to Corvis Board of Directors to determine level of interest
- November 2001
  - Corvis Board of Directors met on proposed acquisition
  - Determined Dr. Huber should **NOT** be involved in the decision making process
  - Corvis Board established a Special Committee
    - Full authority to decide whether to proceed
    - Complete responsibility for the transaction
- November 2001
  - Dorsál commenced process of raising up to $30 million
  - Equity and debt to fund its manufacturing build out, operations and preliminary working capital needs through the end of 2003

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Cross-Ownership

- Dr. David Huber directly and indirectly owns:
  - Approximately 23% of the outstanding common stock of Corvis
    - 85 million Corvis shares = $93.9 million as of 4/4/02
  - Approximately 31% of the outstanding capital stock of Dorsál
    - 12.4 million Corvis shares = $13.8 million as of 4/4/02
- Dr. Huber's overriding incentive is maintaining and growing the value of Corvis

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Corvis Established Special Committee

- Frank M. Drendel
  - Chairman and Chief Executive Officer CommScope, Inc.
  - Corvis Director since July 2000
- Joseph R. Hardiman
  - Former President and Chief Executive Officer NASD and The NASDAQ Stock Market, Inc.
  - Corvis Director since July 2000
- David S. Oros
  - Chairman and Chief Executive Officer Aether Systems
  - Corvis Director since January 2001

Dr. Huber Excluded from Special Committee

and

Decision Making Process

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Corvis Special Committee Process

- November 2001
  - Interviewed CIBC World Markets with Independent Counsel
  - Retained CIBC as financial advisor to Special Committee
  - Authorized initial due diligence review of Dorsál
- Late November – Early December 2001
  - Corvis / Dorsál meet via phone and in-person several times
  - Corvis retains Mintz, Levin, Cohn, Ferris, Glovsky & Popeo to represent Corvis
  - Corvis, legal counsel, Special Committee and its legal and financial advisors conduct initial due diligence
- December 2001
  - Corvis Special Committee meet to consider results of due diligence
  - Directed its advisors to formulate an offer

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A Sequence of Negotiations

- December 6, 2001 (Offer)
  - Special Committee authorized Corvis to offer 4.9% outstanding stock with flexibility to acquire less than all of Dorsál's stock
  - Focused on saving delay and expense of shareholder vote
  - Needed to qualify as tax-free reorganization
- December 11, 2001 (Counter Offer)
  - CSFB proposes counter offer of $150 million of Corvis stock
  - Required Corvis shares to be registered for resale
- December 14, 2001 (Offer)
  - Up to 42 million shares
  - Exchange Corvis stock options for Dorsál options
  - Accepted Dorsál's offer that shares be registered
  - CIBC submitted revised proposal to Dorsál
- December 21, 2001 (Counter Offer)
  - Dorsál submitted counter offer of 44 million shares
  - Shares subject to adjustment based on Corvis stock price at closing
  - Implied value no less than $118.8 million, no more than $145.2 million
  - Share consideration to be increased based on additional cash raised by Dorsál after December 12, 2001
  - All outstanding Dorsál options be replaced with Corvis stock options

A Sequence of Negotiations

- December 24, 2001 (Dorsal Alternative Proposal)
  - Dorsál proposed 4.9% of Corvis shares plus cash contribution
  - Total implied value of $124 million
  - Taxable transaction
  - Rejected by Corvis
- December 24 – 27, 2001 (Offer)
  - Corvis and Dorsál held a number of discussions
  - Corvis proposed 44 million shares and option exchange
- December 27, 2001 (Counter Offer)
  - Dorsál proposed 48 million shares plus additional shares to be issued based on cash raised by Dorsál from the sale of equity after December 12, 2001
  - Requested Corvis investment in Dorsál if the transaction did not close
  - Requested break up fee if the transaction did not close

corvis

A Sequence of Negotiations

- December 28, 2001 (Counter Offer)
  - Continued further negotiations
  - Dorsál proposed 46 million shares including options & restricted shares to be issued to Dorsál employees

- January 2, 2002
  - Corvis Special Committee meets
  - Authorized Corvis to accept Dorsál proposal of 46 million shares, inclusive of option exchange
  - Would only invest in Dorsál if terminated for reasons other than Dorsál's breach
  - Restriction imposed to prevent all of merger shares being sold after closing

corvis


Finalizing The Transaction
January 3 – 7, 2002
Dorsál and Corvis met to resolve remaining principal terms of the merger
January 7- 24, 2002
Corvis and Dorsál negotiated remaining issues
Completed merger agreement
January 24, 2002
Corvis special committee meets with legal and financial advisors
Corvis reviewed technical due diligence
CIBC reviewed financial aspects, would render an opinion on the consideration (subject to review of final merger agreement)
Houlihan Lokey rendered oral opinion that transaction was fair to Corvis' public shareholders
Special Committee approved merger
corvis

Finalizing The Transaction

- January 29, 2002
  - Corvis, Dorsál and other parties execute merger agreement
  - CIBC and Houlihan Lokey delivered to Corvis Special Committee written opinions as to fairness from a financial point of view of the merger consideration
  - Corvis and Dorsál announce transaction and host investor conference call and Webcast
- Shareholder vote set for May 10, 2002

Primary Investor Issues

- Cross-Ownership and Merger Process
  - Dr. Huber's interest in both companies
  - Dr. Huber's involvement in decision making

Conclusion:

Disinterested Special Committee Actively Involved in Transaction without Dr. Huber

Dr. Huber's Overriding Incentive is Maintaining and Growing Value of Corvis

Primary Investor Issues

- Current Condition of Undersea Market
  - Excess capacity
  - Capital intensive
  - Long-sales cycles
  - Intense competition
- Cross-Ownership and Merger Process
  - Dr. Huber's interest in both companies
  - Dr. Huber's involvement in decision making
- Valuation of Transaction
  - Pre-revenue company with no announced customers
  - Viewed as desperation sale by Dorsál

corvis

Comparable Valuation Approaches

*Valuation Methodology	Dorsál Valuation Range $ in millions
Selected Companies Analysis	$94 - $125
Selected Precedent Transactions	$158 - $212
Discounted Cash Flow	$288 - $448
Market Multiple Approach	$123.6 – $163.0
Implied Equity Approach	$138.2
**Discounted Cash Flow	$104.6 - $135.9

Corvis Purchase Price: $90 million

*Investors should refer to the S4 filed with the SEC on March 22, 2002 for a complete description of the financial analyses performed by CIBC World Markets Corp. and Houlihan Lokey.

** Treated by Houlihan Lokey as corroborative to other valuation methodologies

corvis

Valuation Rationale

- Recent Acquisitions of Other Early Stage Networking Companies
  - Ocular/Tellabs (11/01) - $355mm (lab trials)
  - Pacific Broadband/Juniper (11/01) - $200mm (development)
  - Amber Networks/Nokia (7/01) - $420mm (lab trials)
  - RiverDelta / Motorola (7/01) - $300mm (early revenues)

- Recent Private Placements For Pre-revenue ULH Companies
  - Innovance and PhotonEx each raised more than $50mm after Sept. 11 at pre-money valuations exceeding $100mm

- Two Fairness Opinions from Independent Financial Advisors
  - CIBC World Markets Corp.
  - Houlihan Lokey

corvis

Primary Investor Issues

- Valuation of Transaction
  - Pre-revenue company with no announced customers
  - Viewed as desperation sale by Dorsál

Conclusion:

Multiple Independent Valuations / Fairness Opinions

&

Comparable Market Activity Support Corvis Purchase Price

corvis

Summary

- Acquisition positions Corvis as a leading provider of next-generation global optical network solutions
- Process followed was comprehensive and in line with corporate governance standards
  - Corvis set up a special committee of independent board members
  - Transaction comprised of a series of negotiations between Corvis and Dorsal
  - Dr. David Huber was removed from any negotiation in this transaction and did not participate in either company's board deliberations
  - Independent valuations and fairness opinions deem transaction fair to Corvis' public shareholders from a financial point of view

corvis

corvis

The Intelligent All-Optical Solution